UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Resignation of Director and Appointment of Director

Rui Wu

On December 19, 2025, the Board of Directors (the “Board”) of the Company approved Mr. Rui Wu (“Mr. Wu”)’s resignation as Director of the Company, effective on December 19, 2025. Mr. Wu has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Pui Wan Kwan

On December 19, 2025, the Board approved Ms. Pui Wan Kwan (“Ms. Kwan”)’s appointment as Director to the Board, effective on December 19, 2025, to fill the vacancy of Mr. Wu.

From 2015 to 2020, Ms. Kwan served as Marketing Manager at Woo Chun International Co., Limited, a plastic trading company which provides buyers and sellers with matching services for plastic raw materials. Ms. Kwan specialized in developing and executing comprehensive marketing strategies, while driving the success of marketing and sales initiatives across China and Hong Kong. Since April 2020, Ms. Kwan has served as the director of several subsidiaries of the Company, including 11 Hau Fook Street Limited, Suns Tower Limited and Vision Lane Limited, which focus primarily on property leasing and management. Ms. Kwan plays a pivotal role in overseeing the Company’s property portfolio and fostering strong relationships with tenants and contractors.

There are no arrangements or understandings between Ms. Kwan and any other persons pursuant to which she was appointed as the Company’s Director. There is no family relationship between Ms. Kwan and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Ms. Kwan that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: December 23, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer